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                                                                     EXHIBIT 8.1

                                   LAW OFFICES
                      ELIAS, MATZ, TIERNAN & HERRICK L.L.P.
                                   12TH FLOOR
                              734 15TH STREET, N.W.
                             WASHINGTON, D.C. 20005

                                 --------------

                            TELEPHONE: (202) 347-0300
                            FACSIMILE: (202) 347-2172
                                  WWW.EMTH.COM

                                December 8, 2004

                                    VIA EDGAR

Board of Directors
Prudential Savings Bank
Prudential Mutual Holding Company
Prudential Bancorp, Inc. of Pennsylvania
1834 Oregon Avenue
Philadelphia, Pennsylvania 19145

      Re: Mutual Holding Company Formation and Stock Issuance

Gentlemen:

      We have acted as special counsel to Prudential Savings Bank, a Pennsylvania-chartered mutual savings bank (the "Bank"), in connection with the proposed conversion of the Bank from a mutual savings bank to a Pennsylvania-chartered stock savings bank (the "Stock Bank") and the substantially concurrent formation of Prudential Mutual Holding Company, a Pennsylvania-chartered mutual holding company (the "Mutual Holding Company") which will acquire the stock of the Stock Bank and subsequently contribute the Stock Bank's stock to Prudential Bancorp, Inc. of Pennsylvania (the "Stock Holding Company"). At your request, and pursuant to the Stock Holding Company's Registration Statement on Form S-1 filed with the Securities and Exchange Commission, we are rendering our opinion concerning the material federal and state income tax consequences of the Bank's proposed conversion to the stock form, the organization of the Mutual Holding Company and the related stock issuance.

      For the purposes of this opinion, we have examined such documents and questions of law as we have considered necessary and appropriate, including but not limited to the Plan of Reorganization from Mutual Savings Bank to Mutual Holding Company (the "Plan of Reorganization") as adopted by the Bank's Board of Directors on June 8, 2004 and the related Plan of Stock Issuance (the "Plan of Stock Issuance") as adopted by the Bank's Board of Directors on June 8, 2004 as well as certain other documents relating to the transactions contemplated by the Plan of Reorganization and the Plan of Stock Issuance (collectively, the "MHC Reorganization"). Unless otherwise defined, all capitalized terms used but not defined herein have the meanings given to such terms in the Plan of Reorganization and/or the Plan of Stock Issuance (the Plan of Reorganization and the Plan of Stock Issuance are hereinafter referred to collectively as the "Plans").

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Board of Directors
December 8, 2004
Page 2

      In our examination of documents, we have assumed the authenticity of those documents submitted to us as certified, conformed or reproduced copies. As to matters of fact which are material to this opinion, we have relied upon the accuracy of the factual matters set forth in the Stock Holding Company's Registration Statement on Form S-1 as well as the representations provided to us by the Bank in its letter to us dated December 8, 2004.

      In issuing our opinions, we have assumed that the Plans have been duly and validly authorized and have been approved and adopted by the Board of Directors of the Bank at a meeting duly called and held; that the Bank will comply with the terms and conditions of the Plans, and that the various representations and warranties which are provided to us are accurate, complete, true and correct. We have assumed that the Bank Conversion (as defined herein), the Merger (as defined herein) and the Offerings will not result in the recognition of any gain or income on the books of the Stock Bank, Stock Holding Company or Mutual Holding Company under generally accepted accounting principles ("GAAP") or on a separate unconsolidated basis, using cost accounting for investments in subsidiaries. Accordingly, we express no opinion concerning the effect, if any, of variations from the foregoing. We specifically express no opinion concerning tax matters relating to the MHC Reorganization under Federal, state or local income tax laws, except on the basis of the documents and assumptions described above.

      In issuing the opinions set forth below, we have referred solely to existing provisions of the Internal Revenue Code of 1986, as amended (the "Code"), existing and proposed Treasury Regulations thereunder, the laws of the Commonwealth of Pennsylvania, as amended, the regulations and rules thereunder, current administrative rulings, notices and procedures and court decisions. Additionally, we reviewed certain Internal Revenue Service (the "IRS") rulings which analyze transactions similar in form and are based upon fact patterns substantially identical to the transaction contemplated herein. See Private Letter Ruling (the "PLR") 200121054 (February 26, 2001); PLR 200051006
(September 8, 2000); and PLR 200118011 (January 29, 2001). Such laws, regulations, administrative rulings, notices and procedures and court decisions are subject to change at any time. Any such change could affect the continuing validity of the opinions set forth below. This opinion is as of the date hereof, and we disclaim any obligation to advise you of any change in any matter considered herein after the date hereof.

      In rendering our opinions, we have assumed that the activities of the persons and entities identified in the Plans will be conducted strictly in accordance with the Plans. Any variations may affect the opinions we are rendering.

      We emphasize that the outcome of litigation cannot be predicted with certainty and, although we have attempted in good faith to opine as to the probable outcome of the merits of each tax issue with respect to which an opinion was requested, there can be no assurance that our conclusions are correct or that they would be adopted by the IRS, the Commonwealth of Pennsylvania or a court.

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Board of Directors
December 8, 2004
Page 3

                                   BACKGROUND

      The Bank is a Pennsylvania-chartered mutual savings bank originally organized in 1886 as a Pennsylvania-chartered mutual building and loan association known as "The South Philadelphia Building and Loan Association No.2" which converted to a mutual savings bank in August 2004. As a Pennsylvania-chartered mutual savings bank, the Bank, in mutual form, has no authorized capital stock. Holders of its deposit accounts possess certain liquidation and other rights in the Bank (the "Account Holders"). The Bank conducts its operations solely in the Commonwealth of Pennsylvania. In the event of liquidation, Account Holders have the right to share pro rata in any liquidation proceeds distributed. All interests held by Account Holders of the Bank cease when such members close their accounts.

      Pursuant to the Plan of Reorganization, the Stock Holding Company has been incorporated under Pennsylvania law for the purpose of serving as the Bank's "mid-tier" holding company. The Stock Holding Company operates in the Commonwealth of Pennsylvania. Subsequent to the MHC Reorganization, the Stock Holding Company will have no significant assets other than the outstanding capital stock of the Stock Bank, the net proceeds (after deducting any amounts infused into the Stock Bank, certain expenses associated with the Offering (as hereinafter defined) and amounts used to fund the Employee Stock Ownership Plan (the "ESOP")) using the proceeds of the Offering retained by the Stock Holding Company, and a note receivable from the ESOP. The Stock Holding Company's principal business will be overseeing the business of the Bank and investing the portion of the net proceeds retained by it.

      Further, the Bank will organize the Mutual Holding Company as a Pennsylvania-chartered mutual holding company with the powers set forth in its proposed articles of incorporation and bylaws. The Mutual Holding Company will operate in the Commonwealth of Pennsylvania and will be regulated by the Pennsylvania Department of Banking (the "Department") and the Federal Deposit Insurance Corporation (the "FDIC"). All depositors who had liquidation rights with respect to the Bank as of the effective date of the MHC Reorganization will continue to have such rights solely with respect to the MHC. In addition, all persons who become depositors of the Stock Bank subsequent to the MHC Reorganization also will have such liquidation rights with respect to the MHC. Liquidation rights will continue so long as a depositor continues to hold a deposit account with the Stock Bank.

      The Mutual Holding Company's principal assets will be the shares of the Stock Holding Company's common stock (the "Common Stock") received pursuant to the Plan of Reorganization and monies received as its initial capitalization. Immediately after consummation of the Plan of Reorganization, it is expected that the Mutual Holding Company will not engage in any business activity other than its investment in, and control of, more than a majority of the shares of Common Stock of the Stock Holding Company.

      We note that the subscription rights discussed below will be granted at no cost to the recipients, will be legally non-transferable and of short duration, and will provide the recipients with the right only to purchase shares of Common Stock at the same price to be paid by members of the

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Board of Directors
December 8, 2004
Page 4

general public in any Community Offering or Syndicated Community Offering, with the aggregate price to be paid for the shares of Common Stock being issued being equal to the value determined by an independent appraiser. We also note that RP Financial, LC. has issued an opinion dated August 20, 2004 stating that the subscription rights will have no ascertainable market value. In addition, no cash or property will be given to eligible subscribers in lieu of non-transferable subscription rights or to eligible subscribers who fail to exercise such rights. As a result, at the time the subscription rights are granted, we believe that it is more likely than not that the nontransferable subscription rights to purchase Common Stock will have no ascertainable value.

                              PROPOSED TRANSACTION

      For what are represented to be valid business purposes, the Bank's Board of Directors has decided to convert to a mutual holding company structure pursuant to the regulations of the FDIC and applicable Pennsylvania law. Pursuant to the Plan of Reorganization, the following steps will occur:

      (i) The Bank will organize an interim stock savings bank as a wholly owned subsidiary (the "Interim One");

      (ii) Interim One will organize an interim stock savings bank as a wholly owned subsidiary (the "Interim Two"); and

      (iii) Interim One will organize Stock Holding Company as a wholly owned subsidiary of Interim One.

The following transactions will occur substantially simultaneously:

      (iv) The Bank will convert to stock form and exchange its articles of incorporation for those of a Pennsylvania stock savings bank (the "Stock Bank"), and such charter conversion is hereinafter referred to as the "Bank Conversion."

      (v) The shares of Interim One will be cancelled and its articles of incorporation will be exchanged for Pennsylvania mutual holding company articles of incorporation (the Mutual Holding Company);

      (vi) Interim Two will merge with and into the Stock Bank, with the Stock Bank surviving as a subsidiary of the Mutual Holding Company (the "Merger"). In connection with the merger, the shares of Interim Two common stock owned by the Mutual Holding Company prior to the merger shall be converted into and become shares of Stock Bank common stock;

      (vii) The depositors of the Bank as of the effective date of the MHC Reorganization will exchange their ownership interests in the Stock Bank for liquidation and other interests in the Mutual Holding Company. Depositors of the Bank (and persons who

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Board of Directors
December 8, 2004
Page 5

               became depositors of the Stock Bank after the MHC Reorganization) will hold all of the liquidation and other interests in the Mutual Holding Company as long as they maintain deposit accounts in the Stock Bank;

      (viii) The Mutual Holding Company will contribute all of the outstanding shares of the Stock Bank to the Stock Holding Company, its wholly owned subsidiary; and

      (ix)     Immediately following the contribution set forth in subparagraph
               (viii) above, the Stock Holding Company will, subject to the provisions of the Plan of Reorganization and the Plan of Stock Issuance, sell approximately 45% of its Common Stock in a Subscription Offering and, if applicable, a Community Offering and, if necessary, a Syndicated Community Offering (as such terms are defined in the Plan of Stock Issuance and collectively referred to as the "Offering").

      Those persons who, as of the date of the Bank Conversion (the "Effective Date"), hold depository rights with respect to the Bank will thereafter have such rights solely with respect to the Stock Bank. Each deposit account with the Bank at the time of the MHC Reorganization will become a deposit account in the Stock Bank in the same amount and upon the same terms and conditions. All new depositors of the Stock Bank after the completion of the MHC Reorganization will have liquidation and other rights solely with respect to the Mutual Holding Company so long as they continue to hold deposit accounts with the Stock Bank.

      The shares of Interim Two common stock owned by the Mutual Holding Company prior to the MHC Reorganization shall be converted into and become shares of common stock of the Stock Bank on the Effective Date. As a result, following the Mutual Holding Company's contribution of such shares to the Stock Holding Company, the Stock Bank will be a wholly owned subsidiary of the Stock Holding Company, which will be a subsidiary of the Mutual Holding Company. The Mutual Holding Company will not have any authorized capital stock.

      The Stock Holding Company will have the power to issue shares of capital stock (including common and preferred stock) to persons other than the Mutual Holding Company. So long as the Mutual Holding Company is in existence, however, the Mutual Holding Company must own at least a majority of the voting stock of the Stock Holding Company.

      Under the Plan of Stock Issuance and in accordance with regulations of the FDIC, the shares of Common Stock will first be offered through the Subscription Offering pursuant to non-transferable rights on the basis of preference categories in the following order of priority:

      (1)   Eligible Account Holders;

      (2)   Tax-Qualified Employee Stock Benefit Plans;

      (3)   Supplemental Eligible Account Holders; and

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Board of Directors
December 8, 2004
Page 6

      (4)   Other Depositors.

      Any shares of Common Stock not subscribed for in the Subscription Offering may be offered in a Community Offering and, if necessary, a Syndicated Community Offering.

                               FEDERAL INCOME TAX

                           LAW, ANALYSIS AND OPINIONS

      Based on the forgoing discussion and in reliance thereon, and subject to the conditions, facts, representations and assumptions set forth herein, we are of the opinion that:

      With respect to the Bank Conversion and the Merger:

      1. The Bank Conversion is a mere change in identity and form and therefore qualifies as a reorganization within the meaning of
            Section 368(a)(1)(F) of the Code. See Rev. Rul. 80-105, 1980-1 C.B. 78.

      2. No gain or loss will be recognized by the Bank or the Stock Bank in the Bank Conversion. See Code Sections 361(a) and 357(a).

      3. The Stock Bank's holding period for the assets received from the Bank will include the period during which such assets were held by the Bank. See Code Section 1223(2).

      4. The Stock Bank's basis in the assets of the Bank will be the same as the basis of such assets in the hands of the Bank immediately prior to the proposed transaction. See Code Section 362(b).

      5. The Stock Bank will succeed to and take into account the Bank's earnings and profits, as of the date of the proposed transaction. See Code Section 381.

      6. The Merger, under applicable state law, is a merger of a second-tier subsidiary into the original parent and therefore qualifies as a reorganization within the meaning of Section 368(a)(1)(A) of the Code by reason of Section 368(a)(2)(E) of the Code. See Rev. Rul. 77-428, 1977-2 C.B. 117.

      With respect to the transfer of Stock Bank common stock to the Mutual Holding Company for liquidation and other interests (the "351 Transaction"):

      7. The exchange of Stock Bank common stock constructively received by depositors of the Bank in exchange for liquidation and other interests in the Mutual Holding Company will constitute a tax-free exchange of property solely for "stock" pursuant to Section 351 of the Code.

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Board of Directors
December 8, 2004
Page 7

      8. Depositors of the Bank will recognize no gain or loss upon the transfer of Stock Bank common stock they constructively received in the Bank Conversion to the Mutual Holding Company solely in exchange for liquidation and other interests in the Mutual Holding Company. See Code Section 351(a).

      9. The basis in the liquidation and other interests of the Mutual Holding Company received in the transaction will be the same as the basis of the property transferred in exchange therefor. See Code
            Section 358(a)(1).

      10. The Mutual Holding Company will recognize no gain or loss upon the receipt of property from the depositors of Stock Bank in exchange for liquidation and other interests in the Mutual Holding Company. See Code Section 1032(a).

      11. The Mutual Holding Company's basis in the property received from the depositors of the Stock Bank will be the same as the basis of such property in the hands of the depositors of the Stock Bank immediately prior to the 351 Transaction. See Code Section 362(a).

      With respect to the transfer of the Stock Bank's common stock by the Mutual Holding Company to the Stock Holding Company (the "Secondary 351 Transaction") and cash contributions from the Stock Holding Company to the Stock
Bank:

      12. The transfer by the Mutual Holding Company of the common stock of the Stock Bank, a wholly owned subsidiary, to its other wholly owned subsidiary, the Stock Holding Company, will constitute a tax-free exchange of property solely for stock pursuant to Code Section 351. The Mutual Holding Company will not receive additional shares of Common Stock in this exchange because, at the time of the contribution, the Mutual Holding Company will already own all of the outstanding shares of Common Stock of the Stock Holding Company and the issuance of additional shares of Common Stock would have no substantive effect.

      13. The Mutual Holding Company will recognize no gain or loss upon the transfer of Stock Bank common stock to the Stock Holding Company. See Code Section 351(a).

      14. The Stock Holding Company will recognize no gain or loss on its receipt of Stock Bank common stock. See Code Section 1032(a).

      15. The Stock Holding Company's basis in the Stock Bank common stock will equal the basis of the Stock Bank common stock in the Mutual Holding Company's hands immediately before the contribution. See Code Section 362(a).

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Board of Directors
December 8, 2004
Page 8

      16. The Stock Holding Company's holding period for the shares of Stock Bank common stock received from the Mutual Holding Company will include the period that the Mutual Holding Company held, or is deemed to have held, the shares. See Code Section 1223(2).

      17. No gain or loss will be recognized by the Stock Bank upon its receipt of money from the Stock Holding Company. See Code Section 1032(a). The Stock Holding Company will not receive additional shares of Stock Bank common stock in exchange for any such money received because the issuance of additional Stock Bank common stock to the Stock Holding Company would be meaningless since it already owns all the Stock Bank common stock. The Stock Holding Company will be transferring solely cash to the Stock Bank and therefore will not recognize any gain or loss upon such transfer. See Code Section 351(a); Rev. Rul. 69-357, 1969-1 C.B. 101.

      18. No gain or loss will be recognized by the Stock Holding Company upon its receipt of money in exchange for shares of its Common Stock. See Code Section 1032(a).

      With respect to the depositors of the Bank and the issuance of Common Stock pursuant to the Plan of Stock Issuance:

      19. No gain or loss will be recognized by Eligible Account Holders, Supplemental Eligible Account Holders and Other Depositors of the Bank upon the issuance to them of deposit accounts in the Stock Bank in the same dollar amount and on the same terms and conditions in exchange for their deposit accounts in the Bank held immediately prior to the MHC Reorganization. See Code Section 1001(a); Treas. Reg. Section 1.1001-1(a).

      20. The tax basis of the deposit accounts of the Eligible Account Holders, Supplemental Eligible Account Holders and Other Depositors in the Stock Bank received as part of the MHC Reorganization will equal the tax basis of such account holders' corresponding deposit accounts in the Bank surrendered in exchange therefor. See Code
            Section 1012.

      21. The basis of the shares of Common Stock acquired in the Offering will more likely than not be equal to the purchase price of such shares. See Code Section 1012.

      22. The holding period of the Common Stock acquired pursuant to the exercise of subscription rights will commence on the date on which the subscription rights are exercised. See Code Section 1223(6). The holding period of the Common Stock acquired in the Community Offering will commence on the date following the date on which such stock is purchased. See Rev. Rul. 70-598, 1970-2 C.B. 168; Rev. Rul. 66-97, 1966-1 C.B. 190.

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Board of Directors
December 8, 2004
Page 9

      We note that the issue of whether or not the subscription rights have value is dependent upon all of the facts and circumstances that occur. We further note that in PLR 9332029, the IRS was requested to address the federal tax treatment of the receipt and exercise of non-transferable subscription rights in another conversion, and the IRS declined to express any opinion. If the non-transferable subscription rights to purchase Common Stock are subsequently found to have an ascertainable market value greater than zero, income may be recognized by various recipients of the non-transferable subscription rights (in certain cases, whether or not the rights are exercised) and the Mutual Holding Company, Stock Holding Company and/or the Bank may be taxed on the distribution of the non-transferable subscription rights under
Section 311 of the Code. In this event, the nontransferable subscription rights may be taxed partially or entirely at ordinary income tax rates.

                                STATE INCOME TAX

                           LAW, ANALYSIS AND OPINIONS

PENNSYLVANIA CORPORATE NET INCOME TAX

      Pennsylvania Corporate Net Income Tax ("CNI") is imposed on domestic and foreign corporations and business trusts for the privilege of doing business, carrying on activities, or having capital employed or used or owning property in Pennsylvania (72 P.S. ss. 7402, Act of March 4, 1971, P.L. 6 ("Act")). Certain entities are specifically excluded from the CNI tax. According to the provisions of the Pennsylvania Mutual Thrift Institutions Tax ("MTIT"), institutions subject to the MTIT shall be exempt from all other corporate taxes imposed by the Commonwealth for state purposes (72 P.S. ss. 8502). The Mutual Holding Company and the Stock Holding Company are not entities that are subject to MTIT taxation and consequently the Mutual Holding Company and the Stock Holding Company are subject to CNI taxation. As an institution subject to the MTIT, the Bank, in both its mutual and stock form, should not be subject to CNI taxation.

      Taxable income for CNI taxation purposes, where the entire business of a corporation is transacted within Pennsylvania, is defined as "taxable income for the calendar year or fiscal year as returned to and ascertained by the federal government, or in the case of a corporation participating in the filing of consolidated returns to the federal government, the taxable income which would have been returned to and ascertained by the federal government if separate returns had been made to the federal government for the current and prior taxable years, subject, however, to any correction thereof, for fraud, evasion, or error as finally ascertained by the federal government (72 P.S. ss. 7401(3)1(a)).

      Certain modifications are made to federal taxable income to arrive at Pennsylvania taxable income. For example, adjustments that would increase Pennsylvania taxable income include certain items of tax preference items under the federal alternative minimum taxation system but only to the extent such preference items are not included in "taxable income" for federal taxable income purposes (72 P.S. ss. 7401(3)1(d)). Adjustments that would decrease Pennsylvania taxable income include the dividends received deduction (72 P.S. ss. 7401(3)1(b)), interest on federal obligations (72 P.S. ss. 7401(3)1(b.1)) and wages related to federal tax credits (72 P.S. ss. 7401(3)1(c)).

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Board of Directors
December 8, 2004
Page 10

      For federal income tax purposes, and as described in greater detail herein, no gain or loss will be recognized in the Bank Conversion by the Mutual Holding Company or the Stock Holding Company. In addition, the transaction does not give rise to any positive or negative adjustments required to be made for Pennsylvania CNI purposes. Accordingly, it is our opinion that no CNI liability will be imposed on the Mutual Holding Company or the Stock Holding Company as a result of the MHC Reorganization.

PENNSYLVANIA MUTUAL THRIFT INSTITUTIONS TAX

      Section 1501 of the MTIT (72 P.S. ss. 8501) defines a mutual thrift institution as every (i) savings bank without capital stock; (ii) building and loan association; (iii) savings and loan association; and (iv) savings institutions having capital stock. Accordingly, the Bank, as a stock savings bank under the Pennsylvania Banking Code of 1965 should continue to be subject to MTIT following the Bank Conversion.

      The MTIT provides that a mutual thrift institution will compute its tax based on separate company net income computed in accordance with generally accepted accounting principles, subject to certain defined exceptions that are generally not pertinent to this analysis (72 P.S. ss. 8502(c)). However, "net income" shall be determined on a separate company unconsolidated basis, using cost in lieu of equity accounting for investments in a subsidiary (72 P.S. ss. 8502(c)(1)).

      Since no income or loss shall be recognized by the Bank as a result of the MHC Reorganization in accordance with GAAP or on a separate unconsolidated basis using cost accounting for investments in subsidiaries, there likewise should be no net income recognized for MTIT purposes. Consequently, there should be no additional tax liability incurred by the Bank with respect to the MTIT as a direct result of the MHC Reorganization.

PENNSYLVANIA PERSONAL INCOME TAX

      Pennsylvania personal income tax ("PIT") is imposed on specified categories of income received by individuals. Examples of categories of income subject to the PIT is compensation, net profits from the operation of a business, profession or other activity, and net gains from the sale, exchange or other disposition of real or personal property (72 P.S. ss. 7303(a)).

      Consistent with federal treatment, Pennsylvania affords similar tax-free treatment with respect to tax-free reorganizations pursuant to Section 368(a)(1)(F) of the Internal Revenue Code (72 P.S. ss.7303(a)(3)). Accordingly, the MHC Reorganization would not give rise to any income. Therefore, the depositors of the Bank should not recognize gain or loss with respect to PIT solely as a result of the MHC Reorganization.

                                      * * *

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Board of Directors
December 8, 2004
Page 11

      The federal income tax opinions expressed above are limited to the income tax consequences of the MHC Reorganization under current federal tax laws. Further, our opinions are based upon research of the Code, applicable Treasury Regulations, current published administrative decisions of the IRS, existing judicial decisions as of the date hereof and representations made by the Bank's management. No assurance can be given that legislative, administrative or judicial decisions or interpretations may not be forthcoming that will significantly change the opinions set forth herein. We express no opinions other than those stated immediately above as our opinions.

      The state income tax opinions expressed above are limited to those taxes specified in this opinion letter and specifically do not include any opinions with respect to the consequences to depositors of the Bank under any other taxes imposed by the Commonwealth of Pennsylvania or any other subdivision thereof, or imposed by states other than Pennsylvania and local jurisdictions of such states. In addition, the state income tax opinions herein specifically do not include an opinion with respect to tax liabilities under the MTIT, the PIT, the Capital Stock Tax or the CNI tax attributable to events after the MHC Reorganization or to any assets held or acquired by the Stock Holding Company other than stock of the Stock Bank.

      We hereby consent to the filing of this opinion as an exhibit to the Stock Holding Company's Registration Statement on Form S-1 as filed with the Securities and Exchange Commission. We also consent to the references to our firm in the Prospectus contained in the Form S-1 under the captions "The Reorganization - Effects of Reorganization - Tax Aspects" and "Legal and Tax Opinions," and to the summary of our opinion in such Prospectus.

                                     Very truly yours,

                                     ELIAS, MATZ, TIERNAN & HERRICK L.L.P.

                                     By: /s/ Philip R. Bevan
                                         ------------------------------
                                           Philip R. Bevan, a Partner